EXHIBIT 23.2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT
We consent to the inclusion in this Registration Statement of Rim Semiconductor Company (formerly New Visual Corporation) and subsidiaries on Form SB-2 of our report which includes an explanatory paragraph as to an uncertainty with respect to Rim Semiconductor Company and Subsidiaries’ ability to continue as a going concern dated January 28, 2006, with respect to our audits of the consolidated financial statements of Rim Semiconductor Company and Subsidiaries as of October 31, 2005 and 2004 and for the years then ended which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP
Marcum & Kliegman LLP
New York, New York

April 20, 2006